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MAR 0 1 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053580
8-53586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Saints Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Union Street

(No. and Street)

San Francisco   **CA**   **94123**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Sawyer   **(415) 773-2080**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   **Northridge**   **CA**   **91324**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kenneth B. Sawyer__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Saints Advisors, LLC__, as of __December 31__, 20 __17__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _____
County of _____
Subscribed and sworn to (or affirmed) before me on this _____ day of _____,
_____ by
_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.

2.

3.

4.

5.

6.

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ___San Francisco___

THERESA JANE BAKER
Notary Public - California
San Francisco County
Commission # 2205436
My Comm. Expires Jul 15, 2021

Subscribed and sworn to (or affirmed) before me

on this __20th__ day of __February__ , 20_18_ ,
       Date   *Month*   *Year*
by

(1)__Kenneth B. Sawyer__

(and (2)_____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
          Signature of Notary Public

Seal
Place Notary Seal Above

━━━━━━━━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━━━━━━━━

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ **Document Date:** _____

Number of Pages: _____ **Signer(s) Other Than Named Above:** _____



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Saints Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saints Advisors, LLC (the "Company") as of December 31, 2017, the related statements of operation, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2005.
Oakland, CA
February 20, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE™*

Saints Advisors, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	13,226
Prepaid expense		2,244
Total assets	**$**	**15,470**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	297
Total liabilities		**297**

Member's equity

Member's equity		15,173
Total member's equity		**15,173**
Total liabilities and member's equity	**$**	**15,470**

The accompanying notes are an integral part of these financial statements


Saints Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2017


Revenues		
Interest income	$	88
Total revenues		88
Expenses		
Insurance		3,856
Professional fees		10,886
Other		3,891
Total expenses		18,633
Net loss before income tax provision		(18,545)
Income tax provision		800
Net loss	$	(19,345)

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

	Member's Equity	
Balance at December 31, 2016	$	18,118
Capital Contribution		16,400
Net loss		(19,345)
Balance at December 31, 2017	$	15,173

The accompanying notes are an integral part of these financial statements.

Saints Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:

Net loss	$	(19,345)
Adjustments to reconcile net loss to net		
Cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense		270
Net cash provided by (used in) operating activities		(19,075)

Net cash provided by (used in) financing activities		
Capital Contributions		16,400

Net increase (decrease) in cash		(2,675)
Cash at beginning of year		15,901
Cash at end of year	$	13,226

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors, LLC (the "Company") was organized in the State of California on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions, corporate development and other consulting services to public and nonpublic companies in the technology industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Auto and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

For the year ended December 31, 2017, the Company conducted minimal securities business and was only able to maintain operations via additional paid-in capital from its member. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the member will continue to capitalize the Company to fund its continuing operations.

Note 2: AUTO AND EQUIPMENT, NET

Auto and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Automobiles	$ 96,970	3 Years
Computers	22,500	5 Years
Total cost of auto and equipment	119,470	
Less: accumulated depreciation	(119,470)	
Auto and equipment, net	$ -	

Note 3: INCOME TAXES

As described in Note 1, the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to an annual tax of $800 and an LLC fee based on total income from all sources derived from or attributable to the state of California.

Franchise tax (2017)	$ 800
Total income tax provision	$ 800

Note 3: INCOME TAXES
(Continued)

The Company is required to file State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the Franchise Tax Board has not proposed any adjustment to the Company's tax position.

Note 4: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel, administrative expenses and office space. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the company in accordance with an expense sharing agreement. These expenses are included in the statement of operations. For the year ended December 31, 2017, the Company paid $1,189 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $12,929 which was $7,929 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($297) to net capital was 2.3 to 1, which is less than the 15 to 1 maximum allowed.

Saints Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital

Total equity		$	15,173
Less: Non-allowable assets			
Prepaid expense			(2,244)
Net capital before adjustments			12,929
Total adjustments & undue concentration			-
Net capital			12,929

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	20		
Minimum dollar net capital required	5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	7,929

Ratio of aggregate indebtedness to net capital   2.3:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

Saints Advisors, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Saints Advisors, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Saints Advisors, LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saints Advisors, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Saints Advisors, LLC. stated that Saints Advisors, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Saints Advisors, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, CA
February 20, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*"

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Saints Advisors, LLC

By:

___Kenneth B. Sawyer, CEO_____
          (Name and Title)

_____February 20, 2018_____
          (Date)